SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of July 2008

SCAILEX CORPORATION LTD.
(Translation of Registrant’s Name into English)

16 Shenkar St, Entrance B,
Herzliya Pituach,
P.O.B. 12423
Israel, 46733

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934:

Yes ☐ No ☒

On June 30 and July 1, 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israel Securities Authority (the “ISA”) and The Tel Aviv Stock Exchange (the “TASE”), translation from Hebrew of which are attached hereto as Exhibit 99.1 to 99.10 and incorporated herein by reference.

Exhibit 99.1	Immediate Report of a Senior Officeholder Who Ceased to Hold Office
Exhibit 99.2	Immediate Report of a Party that Ceased to be an Interested Party in the Corporation by Virtue of Holdings
Exhibit 99.3	Immediate Report of a Change in the Register of Shareholders
Exhibit 99.4	Immediate Report of Changes in the Holdings of Interested Parties
Exhibit 99.5	Immediate Report of the List of Holdings of Interested Parties
Exhibit 99.6	Register of Shareholders
Exhibit 99.7	Immediate Report of the Appointment of a Director (other than a corporation) or of an Individual Serving on Behalf of a Corporation that is a Director
Exhibit 99.8	Immediate Report of the List of Senior Officeholders
Exhibit 99.9	Immediate Report of a Change in the Register of Shareholders (Share purchases of Tao)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

July 3, 2008